Supplement dated October 21, 2025 to the

Private Offering Memorandum

dated August 15, 2025
__________________________________________

The Board of Trustees of the USCA All Terrain Fund (the "Fund") has concluded that it is in the best interests of Fund shareholders that the Fund cease operations and has determined to close the Fund and redeem all outstanding shares. Effective immediately, the Fund will not accept any subscriptions for share purchases and will no longer pursue its stated investment objective. The Fund will begin liquidating its portfolio, which the Fund anticipates will occur at the end of the year, and invest the proceeds in cash or cash equivalents (such as money market funds) until the final distributions are made to shareholders.

The Fund anticipates issuing two liquidating redemptions. The first redemption will be made pro-rata to all shareholders of record and is expected to equal at least 90% of the outstanding shares of the Fund, with payment expected to be made during the initial week of February 2026. As soon as practicable following the receipt of all audit holdbacks from the Fund's portfolio holdings, the Fund will make a final distribution to all shareholders of record of the remaining assets of the Fund, after paying, or setting aside amounts sufficient to pay, the final liabilities of the Fund. Such distribution to shareholders shall be a complete cancellation and redemption of all the outstanding shares of the Fund. This second liquidating and final distribution is expected to be paid out no later than June 30, 2026.

Because a portion of the Fund's assets may be invested in illiquid securities that are not listed on national securities exchanges and for which no secondary market exists, the Fund may not be able to dispose of such securities promptly or at all, and may sell such securities at a substantial discount to their purchase price. The Fund also reserves the right to make distributions to shareholders in cash, in kind, or partially in cash or in kind. In the case of any payment in kind, the Board of Trustees, or its delegate, shall have absolute discretion as to what security or securities held by the Fund shall be distributed in kind and the amount of same, and the securities shall be valued for purposes of distribution at the figure at which they were appraised in computing the then current net asset value of the shares, provided that any shareholder who cannot legally acquire securities so distributed in kind by reason of the prohibitions of the Investment Company Act of 1940 shall receive payment in cash.

WHILE THERE IS NO ASSURANCE THAT SUCH PROCEEDS WILL BE ISSUED BY JUNE 30, 2026, THE FUND ANTICIPATES THAT SHAREHOLDERS WILL HAVE THEIR SHARES LIQUIDATED AND AUTOMATICALLY REDEEMED NO LATER THAN JUNE 30, 2026. PROCEEDS WILL BE SENT TO THE ADDRESS OF RECORD. YOU DO NOT NEED TO TAKE ANY ACTION AT THIS TIME. IF YOU HAVE QUESTIONS OR NEED ASSISTANCE, PLEASE CONTACT YOUR FINANCIAL ADVISOR DIRECTLY OR THE FUND AT 1-877-653-1415.

______________

This Supplement and the Private Offering Memorandum provide relevant information for all shareholders and should be retained for future reference.

4911-6452-7475